SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06003022

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29446

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Canterbury Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12989 Jupiter Road, Suite 203
(No. and Street)

Dallas (City) Texas (State) 75238 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond E. Jennison (214)349-6973
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fish & Davis, P.C.
(Name – *if individual, state last, first, middle name*)

333 West Campbell Road # 410 (Address) Richardson (City) Texas (State) 75080 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond E. Jennison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Canterbury Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER ROSE ABLES
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
AUGUST 13, 2008

JENNIFER ROSE ABLES
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
AUGUST 13, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CANTERBURY SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

FOR THE PERIOD ENDED DECEMBER 31, 2005

Fish & Davis, P.C. Certified Public Accountants

333 West Campbell Road, Suite 410 • Richardson, TX 75080
Tel. (972) 231-9060 • Fax (972) 231-7981

Independent Auditors' Report

February 27, 2006

To the Board of Directors of
First Canterbury Securities, Inc.
12989 Jupiter Road, Ste. 203
Dallas, TX 75238

We have audited the accompanying statement of financial condition of First Canterbury Securities, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

During the substantive testwork in certain areas, the scope of the audit was limited as certain expenditures could not be traced to adequate documentation.

In our opinion, except for the scope limitation referred to above, the financial statements referred to above present fairly, in all material respects, the financial position of First Canterbury Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Untied States of America.

Our Audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fish & Davis

Fish & Davis, P.C.
Certified Public Accountants

FIRST CANTERBURY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash in bank (Note 1)	$ 15,583
Securities owned (Notes 1 & 2)	
Marketable, at market value	325,586
Employee advances receivable	5,843
Other receivables	1,297
Total current assets	348,309
Furniture and equipment, at cost, less accumulated depreciation of $52,953 (Notes 1 & 3)	4,104
Total assets	352,413

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued liabilities	$ 7,966
Total current liabilities	7,966
Advance from stockholder (Note 4)	12,044
Total liabilities	20,010
Commitment and contingencies (Note 5 and 7)	-
Stockholder's Equity (Note 6)	
Common stock, par value, 100,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	55,682
Retained earnings	275,721
Total Stockholder's Equity	332,403
Total Liabilities & Stockholder's Equity	$ 352,413

See accompanying summary of accounting policies and notes to financial statements

FIRST CANTERBURY SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions	$ 245,979
Net dealer inventory gains	1,381
Losses on sale of marketable securities	(19)
Capital gain distributions	14,103
Interest and dividends	670
Total revenues	262,114
EXPENSES	
Commissions	67,721
Communications	8,029
Occupancy costs	7,901
Taxes, other than income taxes	4,893
Other operating expenses	195,547
Total expenses	284,091
Net income (loss)	$ (21,977)

See accompanying summary of accounting policies and notes to financial statements

FIRST CANTERBURY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at December 31, 2004	$ 1,000	$ 54,682	$ 297,698	$ 353,380
Addition to Paid in Capital	-	1,000	-	1,000
Net loss	-	-	(21,977)	(21,977)
Balance at December 31, 2005	$ 1,000	$ 55,682	$ 275,721	$ 332,403

See accompanying summary of accounting policies and notes to financial statements

FIRST CANTERBURY SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net excess of expenditures over revenues	$ (21,977)
Adjustment to reconcile to net cash provided by operating activities	
Depreciation	7,798
Capital gains (losses)	(18)
Capital gains distributions reinvested	14,103
Proceeds from sale of securities	34,990
Marketable security adjustments	10,073
Dividend income reinvested	(528)
Changes in assets and liabilities	
Decrease in receivables	1,610
Purchase of securities	(44,123)
Increase in accrued liabilities	5,722
Total adjustments	$ 29,627
Net cash flows provided by operating activities	$ 7,650
Cash flows from investing activities	
Acquisition of fixed assets	(1,383)
Additions to Paid in Capital	1,000
Net cash flows used by investing activities	(383)
Cash flows from financing activities	
Payments on debt	(3,773)
Cash flows used by financing activities	(3,773)
Net increase in cash and cash equivalents	3,494
Cash and cash equivalents at beginning of year	12,089
Cash and cash equivalents at end of year	$ 15,583
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest expense	$ 125
Income tax	-
Total supplemental disclosures of cash flow information	$ 125

See accompanying summary of accounting policies and notes to financial statements

FIRST CANTERBURY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 – Summary of Significant Accounting Policies

The financial statements include only the accounts of First Canterbury Securities, Inc. The Company is engaged primarily in brokerage and investment advisory business. The company utilizes a regional securities firm for clearing its customer transactions.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair market value) is included in income.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The stockholders of the Company have elected to have the operations taxed at stockholder level rather than at corporate level. A provision of the Internal Revenue Code allows this election as an S Corporation for federal income tax purposes. Accordingly, no provision for income taxes is provided. No deferred income taxes (benefits) are provided (recognized) for differences between financial and tax reporting purposes since all differences pass to the stockholders.

Cash and cash equivalents, for purposes of the statement of cash flows, are considered by the Company to be all highly liquid debt instruments purchased that are maturing within three months or less.

Depreciation for both financial and tax reporting purposes is provided for under a systematic charge to expense over the estimated useful lives of the various assets.

Note 2 - Securities Owned

Marketable securities owned at December 31, 2005 consisted of the following:

Security	Cost	Value	Deferred Gain (Loss)
Mutual Funds	$ 224,408	$ 313,615	$ 89,207
Warrants	3,300	-	(3,300)
Corporate Stocks	13,515	11,971	(1,544)
Total	$ 241,223	$ 325,586	$ 84,363

Note 3 – Furniture and Equipment

Furniture and equipment at December 31, 2005 consisted of the following:

Office furniture and equipment	$ 28,183
Automotive	26,638
Leasehold improvements	2,236
Total	57,057
Less accumulated depreciation	(52,953)
Net furniture and equipment	$ 4,104

Note 4 – Advance from stockholder

The stockholder has, from time to time, advanced funds to the Company for working capital needs.

Note 5 – Commitments and Contingencies

The Company occupies office space in a facility owned by the stockholder. The lease, although informal, provides facilities competitive with those of unrelated parties. The terms of the lease provide for monthly rent payments with no long-term commitment. Lease commitments at the current rate amount to the following over the following five-year period:

Year	Amount
2006	$ 2,100
2007	2,100
2008	2,100
2009	2,100
2010	2,100
Five year total	$ 10,500

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $272,322, which was $222,322 greater than the amount required. The Company's net capital ratio was .07 to 1.

Note 7 – Subordinated Liabilities

The Company has not entered into any agreements for subordinated liabilities.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2005

SCHEDULE 1

FIRST CANTERBURY SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net Capital	
Total stockholders' equity	$ 332,403
Deduction for non-allowable assets	
Non-customer receivables	6,997
Furniture and equipment, net	4,104
Other	142
Net capital before haircuts on security positions	321,160
Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1(f))	48,838
Net capital (Note 7)	$ 272,322
Aggregate Indebtedness	
Items included in statement of financial condition	
Accrued liabilities	$ 7,966
Stockholder advances	12,044
	$ 20,010
Computation of basic net capital requirement	
Minimum of net capital required, larger of:	
6 2/3% of aggregate indebtedness, or	$ 1,334
As required under Rule 15c-3-1 (a) (2)	$ 50,000
Excess net capital ($272,322 less $50,000)	$ 222,322
Excess net capital at 1000% ($272,322 less 10% of aggregate indebtedness or $2,001)	$ 270,321
Ratio: Aggregate indebtedness to net capital	.07 to 1
Reconciliation with company computation (included in part II of Form X-17A-5 as of December 31, 2005)	
Net capital, as reported in Company's Part II (Unaudited)	
Focus report	$ 272,322
Net capital, per above	$ 272,322

See accompanying summary of accounting policies and notes to financial statements

FIRST CANTERBURY SECURITIES, INC.
EXEMPTION TO RULE 15c-3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

FIRST CANTERBURY SECURITIES, INC.
EXEMPTION TO RULE 15c-3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

The following schedules are not presented because the Company does not carry security accounts for customers or perform custodial functions relating to customer accounts and is therefore exempt from Rule 15c-3-3 under (k) (2) (ii).

Schedule II - Computation for Determination of Reserve Requirements

Schedule III – Information Relating to Possession or Control Requirements

Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures Options Accounts

FIRST CANTERBURY SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING

CONTROLS REQUIRED BY SEC RULE 17a-5

Fish & Davis, P.C. Certified Public Accountants

333 West Campbell Road, Suite 410 • Richardson, TX 75080
Tel. (972) 231-9060 • Fax (972) 231-7981

February 27, 2006

To the Board of Directors of
First Canterbury Securities, Inc.
12989 Jupiter Road Ste., 203
Dallas, TX 75238

In planning and performing our audit of the financial statements of First Canterbury Securities, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the reserve required by rule 15c3-3 (e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verification and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs on internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design operation of the specific internal control structure elements does not reduce to a relatively low level the risks that errors irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. The primary weakness found in the internal control structure was the failure to preserve support for various expenditures. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weakness as defined above except for support for various expenditures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives except for preserving support for various expenditures.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Fish & Davis

Fish & Davis, P.C.
Certified Public Accountants